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        Filed by Qwest Communications International Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

        Subject Company: MCI, Inc.
Commission File No.: 001-10415

QWEST COMMUNICATIONS URGES MCI BOARD TO LEVEL PLAYING FIELD, DECLARE ITS OFFER SUPERIOR

        Denver, April 1, 2005—Qwest Communications International Inc. (NYSE: Q) issued the following statement in response to comments made earlier today by MCI and Verizon.

        "The recent series of bids and counter bids make it clear this has become an auction in all but name—the very process that Mr. Seidenberg said Verizon would not be drawn into. Given this fact, we urge the MCI Board to cease its favoritism, stop attempting to tilt the regulatory playing field and run a fair, transparent, complete and timely sales process. Only such an auction is consistent with the MCI Board's execution of its fiduciary responsibilities and in the best interests of all involved.

        "On Tuesday, March 29, after several weeks of discussions, Mr. Capellas informed us that the MCI Board did not require any additional information or discussions regarding its ability to evaluate Qwest and that they had received all of the information they needed. In addition, Qwest informed Mr. Capellas that it had completed its due diligence process. Therefore, it is questionable what additional information the MCI Board would require at this time.

        "In a dubious example of corporate governance, the Board of MCI has ceded its ability to terminate its agreement with Verizon for a Superior Proposal, a concession that is inconsistent with its obligation to maximize value for MCI shareholders. In fact, they now no longer have the right to negotiate and conclude a value creative transaction on behalf of their owners. We believe our latest offer of $27.50 per share is clearly superior and we have provided a significant amount of detail surrounding it. Therefore the MCI Board should now declare that our offer is superior.

        "Based on today's press reports, we note with interest that some of MCI's largest shareholders consider our offer to be superior. We believe that any attempt to deny shareholders the value we are offering would be a dereliction of fiduciary duty on the part of the MCI's Board.

        "We fully expect the MCI Board to notify us of its decision by April 5th."

Additional Information

        This material is not a substitute for the prospectus/proxy statement Qwest and MCI would file with the Securities and Exchange Commission if a negotiated agreement with MCI is reached. Investors are urged to read any such prospectus/proxy statement, when available, which would contain important information, including detailed risk factors. The prospectus/proxy statement would be, and other documents filed by Qwest and MCI with the Securities and Exchange Commission are, available free of charge at the SEC's website (www.sec.gov) or by directing a request to Qwest, 1801 California Street, Denver, Colorado, 80202 Attn: Investor Relations; or by directing a request to MCI, 22001 Loudoun County Parkway, Ashburn, Virginia 20147 Attention: Investor Relations.

        Qwest is not currently engaged in a solicitation of proxies or consents from its stockholders or from the stockholders of MCI in connection with Qwest's proposed acquisition of MCI. If a proxy or consent solicitation commences, Qwest, MCI, and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation. Information about Qwest's directors and executive officers is available in Qwest's proxy statement for its 2004 annual meeting of stockholders, dated April 13, 2004. Information about MCI's directors and executive officers is available in MCI's annual report on Form 10-K for the year ended December 31, 2003. Additional information about the interests of potential participants will be included in the prospectus/proxy statement Qwest and MCI would file if a negotiated agreement with MCI is reached.

Forward Looking Statements Warning

        This filing may contain projections and other forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by us with the Securities and Exchange Commission, specifically the most recent reports which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including but not limited to: access line losses due to increased competition, including from technology substitution of our access lines with wireless and cable alternatives; our substantial indebtedness, and our inability to complete any efforts to de-lever our balance sheet through asset sales or other transactions; any adverse outcome of the current investigation by the U.S. Attorney's office in Denver into certain matters relating to us; adverse results of increased review and scrutiny by regulatory authorities, media and others (including any internal analyses) of financial reporting issues and practices or otherwise; rapid and significant changes in technology and markets; any adverse developments in commercial disputes or legal proceedings, including any adverse outcome of current or future legal proceedings related to matters that are the subject of governmental investigations, and, to the extent not covered by insurance, if any, our inability to satisfy any resulting obligations from funds available to us, if any; potential fluctuations in quarterly results; volatility of our stock price; intense competition in the markets in which we compete including the likelihood of certain of our competitors consolidating with other providers or otherwise reorganizing their capital structure to more effectively compete against us; changes in demand for our products and services; acceleration of the deployment of advanced new services, such as broadband data, wireless and video services, which could require substantial expenditure of financial and other resources in excess of contemplated levels; higher than anticipated employee levels, capital expenditures and operating expenses; adverse changes in the regulatory or legislative environment affecting our business; changes in the outcome of future events from the assumed outcome included in our significant accounting policies; our ability to utilize net operating losses in projected amounts; and our inability to provide any assurance as to whether we will be successful in our effort to acquire MCI, whether in the event of an acquisition we realize synergies in the amounts, at the times and at the related costs projected and whether regulatory approvals will be received within the timeframe projected and that such approvals will not be materially adverse to the projected operations of the combined company following the merger.

        The information contained in this filing is a statement of Qwest's present intention, belief or expectation and is based upon, among other things, the existing regulatory environment, industry conditions, market conditions and prices, the economy in general and Qwest's assumptions. Qwest may change its intention, belief or expectation, at any time and without notice, based upon any changes in such factors, in Qwest's assumptions or otherwise. The cautionary statements contained or referred to in this filing should be considered in connection with any subsequent written or oral forward-looking statements that Qwest or persons acting on its behalf may issue. This filing may include analysts' estimates and other information prepared by third parties for which Qwest assumes no responsibility.

        Qwest undertakes no obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forward-looking statements and other statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

        By including any information in this filing, Qwest does not necessarily acknowledge that disclosure of such information is required by applicable law or that the information is material.

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QWEST COMMUNICATIONS URGES MCI BOARD TO LEVEL PLAYING FIELD, DECLARE ITS OFFER SUPERIOR